SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
______________

STILLWATER MINING COMPANY

(Name of Subject Company (Issuer))

NORIMET LIMITED

(Names of Filings Persons (Offerors))

______________

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(including associated rights)

(Title of Class of Securities)

______________

86074Q-10-2

(CUSIP Number of Class of Securities)

______________

Peter Holodny
Norimet Limited
Cassini House, 6th Floor
57 St. James St.
SW1A 1LD
London, England

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

David N. Powers Esq.
Baker Botts L.L.P.
1299 Pennsylvania Ave., N.W.
Washington, D.C. 20004
Telephone: (202-639-7769

Calculation of Registration Fee

Transaction Value*	Amount of Filing Fee*

Not applicable	Not Applicable

*	As the filing contains only preliminary communications made before the commencement of the tender off, no filing fee is required.

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TABLE OF CONTENTS

Item 12. Exhibits

Exhibit Index

     Exhibit (a)(5)(i) Press Release issued jointly by Stillwater Mining Company and MMC Norilsk Nickel on June 23, 2003

EXHIBIT INDEX

     (a)(5)(i) Press Release issued jointly by Stillwater Mining Company and MMC Norilsk Nickel on June 23, 2003